Exhibit 99.1

Neptune Announces Appointment of Helene F. Fortin to its Board of Directors

LAVAL, QC, Aug. 16, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) announces the appointment of Ms. Helene F. Fortin to its Board of Directors.

"We are pleased that Ms. Fortin has accepted to join the Board of Neptune," said John Moretz, Chairman. "Her extensive experience on the boards of leading public and private corporations combined with her impressive financial and governance background, will be extremely beneficial for Neptune, as we seek to significantly grow our activities in the multi-billion dollar cannabis market."

Hélène F. Fortin FCPA, FCA, ICD.D-IAS.A has been practicing public accounting for more than 30 years. A member of CPA Quebec, she lectured in Accounting and Auditing during more than 20 years at many universities in both the undergraduate and graduate levels. She was actively involved from 1982 to 2015 with the Canadian Institute of Chartered Accountants (CPA Canada), on the Interprovincial Board of Evaluators, and with the Auditing and Assurance Standards Board during which time the 36 international standards of auditing were adopted in Canada from 2006 to 2009. She has been serving on boards of directors of large public and private corporations since 2003 which provides her with exposure to the best practices within a wide range of organizations, including Loto Quebec, a Crown Corporation of the Province of Quebec, as Chair of the Board of Directors, UBS Bank (Canada), Institute of Corporate Directors/Quebec, VoiceAge Corporation, and the federal department audit committees of the Public Service Commission and of Agriculture/Agrifood Canada. Former positions include the following Boards: CBC/Radio-Canada, Hydro-Quebec, Infrastructure Quebec, Concordia University and Bellus Health. She is also actively involved with asset management and financing/funding strategies in her role as trustee/advisor for large pension plans, estates, and foundations.

About Neptune Technologies & Bioressources Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors" and in our MD&A for the financial year ended March 31, 2018 under "Risks and uncertainties".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Technologies & Bioresources inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262, x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening, LHA, IR, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 07:30e 16-AUG-18